Mail Stop 7010

      September 20, 2005

Neil Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
5711 N. West Avenue
Fresno, California 93711

Re:	Pacific Ethanol, Inc.
	Registration Statement on Form S-1
	Filed on August 19, 2005
	File No. 333-127714

Dear Mr. Koehler:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us your analysis of why the $21 million private placement to 63 investors was exempt from registration under Section
4(2) of the Securities Act.

Cover

2. Disclose the number of shares that underlie outstanding warrants.

Summary, page 1

3. We note that your opening sentence discusses your operations goal.
Please clarify up front whether or not you currently produce ethanol and revise this section to discuss your current operations prior to your operations goal. Please revise your disclosure in MD&A and Business to comply with this comment.

4. To avoid confusion in the second paragraph, clarify who "we" is since you state "we" engaged in a transaction with Pacific
Ethanol,
the registrant. Briefly disclose what the business operations of Accessity, your predecessor, were.

5. Please identify and quantify all of the consideration given and received in the March 2005 share exchange transaction.

Risk Factors, page 5

6. To the extent possible, avoid the generic conclusion you make in certain of your risk factors that the risk discussed would adversely affect your business and results of operations. Instead, please replace this language with specific disclosure of how your business and results of operations would be affected, i.e. demand, sales, profits, reputation, etc.

7. Some risk factors include language like "We cannot assure" or "There is no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

8. It appears that several of your risk factors disclose generic risks that could apply to any ethanol company. Item 503(c) of Regulation S-
K prohibits presenting risks that could apply to any issuer or any offering. We cite the fourth, fifth, sixth, eighth, ninth, eleventh and twelfth risk factors. Please either clearly explain how each of these risk factors applies to your company or delete it.

9. Please move the risk factors regarding Kinergy, PEI and PBI`s business risks to precede the risks related to your common stock.

The Market Price of Ethanol is Volatile..., page 13

10. Please reconcile your first statement with statements throughout the prospectus that the price of gasoline has the largest influence on the price of ethanol. Please discuss how recent events, including the large increase in the price of gasoline may impact your business, including demand for ethanol.

MD&A Overview, page 23

11. Regarding the October 2005 PBI acquisition, please disclose the time frame in which you expect the ethanol production facility to start generating revenue. Disclose also your current estimate of the cash required to satisfy the first year`s expected debt service requirements on the related debt financing. See Item 303(a)(1) of Regulation S-K.

12. We note the substantial decline in Kinergy`s gross margin --
from
3.9% in 2004, to 1.7% in the first quarter of 2005, and to .7% in the
quarter ended 6/30/05. On pages 24, 28, and 38, this decline is attributed to (1) inventory gains in prior periods and (2) historical increases in ethanol prices. However, given that the 6/30/05 inventory
balance is substantially higher than in prior periods, and given the
significant increase in ethanol prices during the quarter ended 6/30/05, there is a concern that readers may not fully understand why the 6/30/05 gross margin is 59% lower than the first quarter and
82%
lower than 2004. Please provide a detailed disclosure to clarify this issue. Disclose the extent to which margins have been impacted by changes in ethanol prices and by gains/losses resulting from the unmatched purchase/sale commitments referenced on page 10.

13. Please tell us supplementally of the source or basis for your statements in the fourth full paragraph on page 24. Please also tell us the source or basis for your statement on page 36 that "we believe that approximately 4.0 million tons... " and for your statements on page 39 regarding the demographics of certain areas in California.

Results of Operations, page 27

14. Please quantify each component that attributed to changes in results of operations. For example, on page 28, quantify the additional headcount and each component of expenses and on page 29, quantify the decrease in sales of grain inventory. If material, please disclose and quantify the other components of changes in results of operations. For example disclose and quantify the other components of the increase in SG&A on page 28 and the decrease in net sales on page 29.

Liquidity and Capital Resources, page 30

15. On page 31, please quantify how much it will cost to complete the site preparation, acquisition of equipment and engineering services at the Madera County facility. Please disclose the estimated total cost to complete this production facility.

16. Please identify your "current and future available capital resources."

Business, page 33

Overview of Ethanol Market, page 34

17. We note your citation of the "Renewable Fuels Association,"
"BBI
International" and "Rinker & Berger." Please tell us what materials or documents from these entities association you have relied upon and whether they are the most recent materials on the subject by the authors. With respect to these materials, please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must either adopt the statements you attribute to them as your own or file signed consents for their use. We note that the BBI International study was prepared for ReEnergy. Tell us whether or not this study was prepared for a fee. If so, please file a consent by BBI International for the use of its statements and findings in the prospectus.

Kinergy Customers, page 37

18. Please identify any customers who accounted for 10% or more of your sales pursuant to Item 101(c)(vii) of Regulation S-K.

Competition, page 41

19. Please disclose the principal methods of competition and discuss the negative factors pertaining to your competitive position pursuant to Item 101(c)(x) of Regulation S-K.

Certain Relationships and Related Transactions, page 57

20. Please separate the transactions between related parties of Accessity and the current subsidiaries prior to the share exchange from the related transactions among related parties of the subsidiaries so that investors are clear as to what the relationship between Accessity and the current subsidiaries was prior to the share exchange agreement.

Selling Security Holders, page 66

21. Please disclose how each seller acquired the securities. For example, disclose whether sellers acquired their shares in connection with the $21 million private placement, the share exchange transaction, warrants, compensation or other transactions.

22. Please identify the number of shares being offered pursuant to the different transactions.

23. Please name all natural persons who share beneficial ownership with Neuberger Berman, Chadbourn Securities, Fairmont Analytics,
Blair
Capital, and Sycamore Capital Partners.

24. Please disclose any affiliation between the sellers and officers and directors of the company. We note, for example, that Paul Koehler, the Turner and Illiquid Assets Trusts are sellers. Also disclose if there are any material relationships between you or your affiliates and any of the placement agents. If any of your officers or directors will receive or share in proceeds from the offering, please provide appropriate cover page disclosure.

25. We note your disclosure that some of the sellers are transferees of placement agents in certain private placement transactions of PEI
California that occurred prior to the consummation of the Share
Exchange Transaction. Please identify these sellers and tell us what exemption from registration was relied on.

26. Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65
(July 1997) on this matter, which is publicly available on our website.

Private Placements Transactions through Which the Selling Security Holders Obtained Beneficial Ownership of the Offered Shares, page
74

27. It appears that not all the private placement transactions are described. Please describe these transactions and the replacement warrants. Also describe in greater detail the terms of the warrants.

Plan of Distribution, page 75

28. Please identify the sellers who are broker-dealers as
underwriters
and identify these sellers. Broker dealers and their affiliates who
received the securities as compensation for underwriting
activities
need not be identified as underwriters.  Accordingly, please revise
the statement that "each of the selling security holders has represented to us that it is not acting as an underwriter... ."

Financial Statements

Note 2, page F-7

29. Please disclose how PEI accounted for its acquisition of Accessity. Please quantify the assets and liabilities acquired and disclose whether Accessity had any business operations on 3/23/05. Disclose whether the transaction was accounted for as a recapitalization and whether any fair value purchase accounting adjustments were recorded.

30. ReEnergy`s historical financial statements reflect no material assets or operating activities. Similarly, according to page 2, ReEnergy has no current "significant business operations or plans."
Further, the transaction does not appear to constitute a business combination as outlined in paragraph 9 of SFAS 141. Therefore, it does not appear appropriate to record goodwill in the ReEnergy acquisition.
If the primary business purpose of the ReEnergy transaction was to compensate ReEnergy`s members for a feasibility study on the Visalia project, then presumably the $972,250 purchase price should be accounted for as a research and development expense in PEI`s 6/30/05 statement of operations. Please revise the financial statements pursuant to SFAS 2.

Purchase Agreement, page F-14

31. We note the $48 million PBI acquisition that is expected to close
October 2005. It appears that PBI historical financial statements, and pro forma data, are required pursuant to Article 3-05 of Regulation S-
X. See also Item 11(e) of the Form Instructions.

Kinergy Statements of Income, page F-40

32. Please disclose related party transactions on the face of the financial statements. See the guidance in Article 4-08(k) of Regulation S-X.

Revenue Recognition, page F-42

33. It is not clear whether Kinergy`s revenue recognition
practices
comply with EITF 99-19. In this regard, we note certain features in
its ethanol marketing agreement (filed with the 8/31/05 Form 8-K)
that
may be indicative of net revenue reporting. Article 1.1 defines Kinergy`s marketing (incentive) fee as a fixed 1% of the transaction amount. Article 2.1(c) suggests that the supplier, not Kinergy, assumes the credit risk. Article 2.1(e)(iii) appears to give the supplier authority over Kinergy`s selection of customers. Article 2.1(f) prohibits Kinergy from purchasing ethanol without a matching sales commitment. Article 2.3(c) suggests that the supplier is the primary obligor since they are obligated to provide an alternative source of ethanol product in the event they cannot produce the ethanol due to production problems. Also, we note the disclosure on p. 39 that
"In the event that our suppliers ship ethanol directly to our customers, risk of loss passes directly from our suppliers to our customers and we do not assume any risk of loss." Given the varying features of Kinergy`s marketing transactions, it is not clear that all
of the transactions should be reported as gross revenue in the historical financial statements. Please provide us with an analysis of this issue as it applies to Kinergy`s annual financial statements
and
the Registrant`s 6/30/05 financial statements. Also, please
provide us
with copies of representative sales contracts used in transactions with the 2 customers referenced on page 11 as comprising 29% of 2005 sales.


	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Al Pavot at (202) 551-3738 or Nili Shah at
(202)
551-3258 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at
(202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Larry A. Cerutti, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, 14th floor
	Costa Mesa, California 92626
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Neil Koehler
Pacific Ethanol, Inc.
September 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE